EXHIBIT 99.A
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Mr. Julian Reid
Interim Chairman
The Korea Fund, Inc.
c/o Deutsche Investment Management Americas Inc
345 Park Avenue
New York, New York 10154



Dear Mr. Reid,

We were pleased to note in the announcements of October 14 and October 20 from The Korea Fund, Inc. that the Board has decided to comply with its stated retirement policy and that Robert J. Callander has tendered his resignation as Chairman and Director. As a result of the reduction in size of the Fund after the recent tender offer, we also support the decision to reduce the size of the Board from seven to five members.

We believe that the announcement from the Board is both consistent with and responsive to the positions previously articulated by us on corporate governance matters involving the Fund and reflects the desires of the holders of a majority of the Fund's shares. We also believe that this is a positive first step towards the implementation of measures that we have consistently requested of the Board, which will go to serve the best interests of the Fund and its shareholders. These measures, certainly neglected by the previous Board, include, but are not limited to, the following:

o The treatment of all shareholders, especially smaller shareholders, as equals;

o Improve the communication with shareholders by improving the quality of information from the Fund and increasing the contact of Directors with shareholders;

o    Provide shareholders with an appropriate attribution of returns;

o Define the measures to be followed regarding the current monitoring of the recently renewed investment contract with DeIM.

These issues are of direct interest to, and directly under the responsibility of, the Board.
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In view of the positive action that has been taken by the Board, we consider that it is appropriate for us to respond by expressing our support for the nomination of Professor Kesop Yun and withdrawing the candidates that we had nominated for the 2005 Annual Meeting.

We shall, however, continue to monitor closely the corporate governance record of the Board.

It is certainly worth making a final point that we have stressed before: closed-end funds are competing for attention in a crowded marketplace. Therefore, like any other product, they need to be competitive. We believe that in order for Boards to do their job of safeguarding shareholders' best interests, they should remain in very close contact with shareholders to better understand their needs.

It is not our goal to reduce the size of the closed-end fund sector but, on the contrary, to create a better environment of accountability and transparency and to encourage the creation of more competitive products in order to attract a larger number of investors to the closed-end fund industry. We are not fighting against Boards. Our intention is to bring to their attention the fact that the industry has changed, and they need to change accordingly if the industry is to grow.

We look forward to continuing our dialogue with the Board on corporate governance issues and assisting the Board in determining additional measures necessary for the Fund to achieve the highest levels of good corporate governance. We remain available to meet with members of the Board for this purpose.




Sincerely yours,

/s/ Barry M. Olliff
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Barry M. Olliff
Director